Asset Entities Inc.

100 Crescent Ct, 7th Floor

Dallas, TX 75201

August 17, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Olivia Bobes
Mitchell Austin
Morgan Youngwood
Stephen Krikorian

Re:	Asset Entities Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 27, 2022
CIK No. 0001920406

Ladies and Gentlemen:

We hereby submit the responses of Asset Entities Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 14, 2022, providing the Staff’s comments with respect to the Company’s amended Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to DRS on Form S-1 submitted June 27, 2022

Prospectus Summary, page 1

1.	In response to prior comment 6, you revised page 29 to disclose your number of paying subscribers during each financial period included in your financial statements. In your summary, you disclose your number of members as of June 2022. Please revise your summary to also disclose your number paying subscribers during the most recent financial period and provide your definitions of paying subscribers and members.

Response: We have revised the “Prospectus Summary” section of the Registration Statement to disclose the number of the Company’s paying subscribers during the quarter ended June 30, 2022, and to provide the Company’s definitions of “paying subscribers” and “members”. The Company’s “members” are all Discord users who join any of the Company’s Discord servers, regardless of whether such users subscribe to the Company’s premium content. “Paying subscribers” are members who pay a fee to subscribe to the Company’s premium Discord content. There were 723 “paying subscribers” as of June 30, 2022.

Dual Class Structure, page 4

2.	Disclosure added in response to prior comment 3 states that your Class A common stock is entitled to 10 votes per share while your Class B common stock is entitled to 1 vote per share. Please revise to disclose, if true, that the difference in voting rights is the only difference between these classes of common stock. If there are other differences between these classes of common stock, such as differences in conversion rights or economic rights, please revise to disclose these differences here and in your Description of Securities section.

Response: Other than as to voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters. A share of Class A Common Stock may be voluntarily converted into a share of Class B Common Stock. A transfer of a share of Class A Common Stock will result in its automatic conversion into a share of Class B Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class A Common Stock to another holder of Class A Common Stock will not result in such automatic conversion. We have revised the “Prospectus Summary” and “Description of Securities” sections of the Registration Statement accordingly.

Certain Relationships and Related Party Transactions, page 60

3.	We note your response to prior comment 9. Please tell us whether there are any management or other material agreements in place between Asset Entities Holdings, LLC and Asset Entities Inc., and if so, please file any such agreement.

Response: We respectfully inform the Staff that there are no management agreements or other material agreements in place between Asset Entities Holdings, LLC and Asset Entities Inc.

General

4.	We note your responses to prior comments 12-15. As an important threshold matter, please note that the provision of disclaimers to users, in and of itself, does not necessarily impact whether, as a legal matter, the company is providing advice to others or issuing reports or analyses regarding securities. Accordingly, and based on the information you have provided, it appears that the company meets the general definition of an investment adviser in Section 202(a)(11) of the Investment Advisers Act of 1940 (the “Advisers Act”). The company does appear to be providing advice to others or issuing reports or analyses regarding securities, including in the form of analyses of stocks. The company also appears to be in this business because, for example, the provision of advice, reports, and/or analysis appears to be the company’s primary and ongoing activities, and the company does appear to receive compensation in the form of, for example, subscription fees. As a result, it appears that the company must be eligible for an exclusion from the general definition in Section 202(a)(11) in order to avoid incurring a registration obligation under the Advisers Act and potentially under relevant state laws. Please note that the risk factor disclosure on this point at page 17 (and any other location in the registration statement) will therefore need to be revised.

Response: The Company acknowledges its responses to the Staff’s prior comments 12-15. The Company reiterates its good-faith belief that its operations as described in its responses to prior comments 12-15 did not fall within the general definition of an “investment adviser” in Section 202(a)(11) of the Investment Advisers Act of 1940 (the “Advisers Act”), or, alternatively, even if it did, was eligible for an exclusion from the general definition in Section 202(a)(11) under the “publisher’s exclusion” under Section 202(a)(11)(D) of the Advisers Act (the “Publisher’s Exclusion”), based on the detailed responses and analysis that was previously provided with respect to the Staff’s prior comments 12-15. However, after taking into consideration the Staff’s comments, the Company has performed an internal review of its Discord server and has made modifications and reductions in the scope of its services that it now offers to paying subscribers to further ensure that the Company does not fall within the definition of “investment adviser” or, alternatively, that it is eligible for an exclusion under the Publisher’s Exclusion.

The Company’s services for paying subscribers will involve no individualized substantive interactions between the Company and its members, or any customized content. Specifically, the Company’s services relating to paying subscriber fees will not include any of the following or any services similar to the following:

●	provision of custom indicators[1];

●	interactions with members for purposes of learning how the Company’s education and entertainment services can meet a specific member’s goals, or production of information or other content intended to address any member’s requests or goals; or

●	responses to requests or comments from members that (i) are not of a general and impersonal nature that is not individualized advice tailored to the member’s particular investment objectives, and (ii) are not published in general and regular circulation and on a routine or periodic basis, in light of their apparent timing in response to member requests.

In addition, the Company does not, and will not, permit its personnel or independent contractors to provide any of the foregoing information, content interactions, or responses, either on Discord or any other platform.

The Company’s Discord server services relating to securities trading will include only general educational or entertainment content or services, such as live trading diaries; prerecorded investing and trading education video content; trading education live streams; or private group discussion channels. The Company will continue to post general notices relating to its Discord subscription services and may privately or publicly post messages to members as necessary to enforce community guidelines.

To further emphasize the seriousness with which the Company takes this matter, the Company has attached, as Exhibit A to this letter, a copy of the Company’s Investment Advisers Act Policy. This policy is provided to all independent contractors and personnel of the Company, and they are required to comply with it. In addition, in the Company’s Discord chat rooms, a disclaimer message (copied below) is inserted by a bot on a regular and frequent basis.

[1]	“A custom indicator is a charting tool that allows the user to modify parameters freely within charts that generate trading signals and alerts. Generally, custom indicators can be created using electronic trading platforms offered through online brokerages and dealers. [They are] typically created using simple algorithms with existing variables. Some systems for custom indicators require knowledge of coding, while others provide a user interface that eliminates the need for coding.” Custom Indicator, FXCM Research Team (April 7, 2016), available at https://www.fxcm.com/markets/insights/custom-indicator/.

Based on the above, the Company does not meet all of the prongs of the definition of “investment adviser” under Section 202(a)(11) of the Advisers Act, nor is the Company subject to a registration obligation under the Advisers Act or potentially under relevant state laws. Alternatively, the above provides further support for the Company’s eligibility for the Publisher’s Exclusion.

We have revised the Registration Statement throughout to disclose the Staff’s position regarding the Company’s “investment adviser” status, the Company’s response to that position as detailed more fully in this letter, and to reflect the changes to the Company’s business operations described above.

5.	With respect the company’s position that it is entitled to rely on the “publisher’s exclusion” under Section 202(a)(11)(D) of the Advisers Act, and given the comment above on the use of disclaimers, please:

●	Describe in additional detail the information produced in response to (i) comments or requests of users, including responses to questions in chat or other social media interactions on Discord or other platforms and (ii) “responses to requests for illustrative examples of securities analysis.”

●	Describe in additional detail what is meant by, and included within, the company’s provision of “custom indicators” to its users.

●	Describe in additional detail whether and how the company modifies or tailors its services after “learn[ing] how the company’s education and entertainment services can meet a member’s goals,” including whether and how the company produces information or other content that addresses the user’s requests or goals.

●	Clarify whether the information described in the above three bullet points is provided by company personnel or the company’s independent contractors, and whether this information is provided on Discord or another platform.

●	Address why you believe that responses to requests or comments from users (i) are of a “general and impersonal” nature that is not individualized advice tailored to the user’s particular investment objectives, and (ii) are published in general and regular circulation and on a routine or periodic basis, in light of their apparent timing in response to user requests.

Response: The Company incorporates by reference its response to comment 4 above. If in the Staff’s view the Company continues to appear to meet the general definition of an “investment adviser” within the meaning of Section 202(a)(11) of Advisers Act, even in light of the information provided above, the Company requests that the Staff agree that the Company’s operations will now be eligible for the exclusion from the general definition in Section 202(a)(11) under the Publisher’s Exclusion.

The definition of “investment adviser” specifically does not include “the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation,” otherwise known as the Publisher’s Exclusion. Section 202(a)(11)(D) of the Advisers Act, codified at 15 U.S.C. § 80b-2(a)(11)(D). The Publisher’s Exclusion has two conditions that must be met: (1) the publication must be “bona fide,” and (2) it must be “of regular and general circulation.” Lowe v. S.E.C., 472 U.S. 181, 206 (1985); U.S. S.E.C. v. Agora, Inc., No. MJG-03-1042, 2007 WL 9725170 at *14 (D. Md. Aug. 3, 2007). These two conditions precisely differentiate “hit and run tipsters” and “touts” from genuine publishers. Lowe, 472 U.S. at 208; Agora, 2007 WL 9725170 at *14.

A bona fide publication is one that contains disinterested commentary and analysis as opposed to promotional material disseminated by a “tout.” Lowe, 472 U.S. at 208; Agora, 2007 WL 9725170 at *14. The mere fact that a publication contains advice and comment about specific securities does not give it the personalized character that identifies a professional investment adviser. Lowe, 472 U.S. at 208; Agora, 2007 WL 9725170 at *14. The “bona fide” requirement can best be translated as “genuine.” Lowe, 472 U.S. at 209; Agora, 2007 WL 9725170 at *15. A publication with a “general and regular” circulation is one that is offered to the general public on a regular schedule, or conversely, one that is not timed to specific market activity or to events having the ability to affect the securities market. Lowe, 472 U.S. at 206; Agora, 2007 WL 9725170 at *14. In the Lowe case, the United States Supreme Court found publishing a newsletter containing investment advice and commentary was covered by the Publisher’s Exclusion:

The content of the publications and the audience to which they are directed in this case reveal the specific limits of the exclusion. As long as the communications between petitioners and their subscribers remain entirely impersonal and do not develop into the kind of fiduciary, person-to-person relationships that were discussed at length in the legislative history of the [Advisers] Act and that are characteristic of investment advisers-client relationships, we believe the publications are, at least presumptively, within the exclusion and thus not subject to registration under the [Advisers] Act.

Lowe, 472 U.S. at 210.

The following discussion responds to each of the specific points in the Staff’s comment:

●	“Describe in additional detail the information produced in response to (i) comments or requests of users, including responses to questions in chat or other social media interactions on Discord or other platforms and (ii) ’“responses to requests for illustrative examples of securities analysis.’” The Company acknowledges its statement in its response to prior comment 14 that “responses to requests for illustrative examples of securities analysis are offered to premium-content subscribers . . . are expressly provided for educational purposes only” and similar references in its response to prior comment 12. These statements referred to occasions in the paying subscriber chat room when the Company’s personnel has directed paying subscribers to specific premium educational content where the paying subscriber may review materials to learn information pertinent to comments in the chat room. For example, the Company’s personnel may direct paying subscribers to a video on the Company’s Discord server explaining how to use discounted cash flow analysis to find the intrinsic value of a company. The direction provided by the Company’s personnel in response to member requests has not and will not include any recommendations to buy or sell a particular security and has not and will not analyze securities for any individual paying subscriber.

●	“Describe in additional detail what is meant by, and included within, the company’s provision of ‘custom indicators’ to its users.” Please see the response to comment 4 above for additional detail relating to “custom indicators”. Custom indicators are offered by many trading platforms for free, such as “Think or Swim” on TD Ameritrade, and are explained in certain of the Company’s educational videos. For example, SMA (simple moving average) is a custom indicator that takes the average price of a stock over a selected period of time to get an idea of the price trend. The Company’s personnel did not and do not formulate or recommend custom indicators. As indicated above, the Company does not and will not provide any custom indicators.

●	“Describe in additional detail whether and how the company modifies or tailors its services after ‘learn[ing] how the company’s education and entertainment services can meet a member’s goals,’ including whether and how the company produces information or other content that addresses the user’s requests or goals.” The Company acknowledges its statement in its response to prior comment 14 that “[d]uring a scheduled call or by reviewing support tickets, the Company can learn how the Company’s education and entertainment services can meet a member’s goals.” This statement related to non-paying members. Support tickets are used only to allow a member to raise issues that the member has with the Company’s Discord servers, such as upgrading, cancelling, verifying, and the functionality of the server’s channels; questions about how Discord works; and other Discord-related issues. In response to a support ticket from a non-paying member, the Company may steer the member toward becoming a paying subscriber and point out the educational videos or other premium content available only to paying subscribers. No such content is or will be tailored to meet any individual paying subscriber’s goals. In addition, the Company does not and will not offer “scheduled calls” that are one-on-one calls, and only offers the daily free call where any member can listen, at no charge, to Company personnel day-trading their own accounts and talking about market climate and news. The Company did not and does not modify or tailor its services for any member, or produce information or other content that addresses a member’s requests or goals.

●	“Clarify whether the information described in the above three bullet points is provided by company personnel or the company’s independent contractors, and whether this information is provided on Discord or another platform.” The Company’s personnel has provided and may continue to provide the direction referred to in the above response to this comment’s first bullet point. As discussed above, neither the Company’s independent contractors nor its personnel provides or will provide any such “custom indicators” referred to in this comment’s second bullet point. Independent contractors of the Company have reviewed support tickets and may steer a non-paying member to becoming a paying subscriber as noted in the above response to this comment’s third bullet point. The Company’s personnel has and may continue to conduct the daily free call referred to in the above response to this comment’s third bullet point. All of the information described above is provided through Discord, except with respect to certain free educational videos that may be posted by the Company on its YouTube channel (which is free to users), as well as its Discord server.

●	“Address why you believe that responses to requests or comments from users (i) are of a ‘general and impersonal’ nature that is not individualized advice tailored to the user’s particular investment objectives, and (ii) are published in general and regular circulation and on a routine or periodic basis, in light of their apparent timing in response to user requests.” As explained above, the educational information provided in responses to requests or comments from members is and will be of a general and impersonal nature because it is and will be available to all members and contain no substantive securities advice or recommendations. Responses in the chat rooms are and will continue to be directed to all participants in the chat rooms in general. Responses to members’ requests or comments will continue to only refer members to the Company’s educational videos or steer them to becoming paying subscribers to have access to the educational materials and other premium content. The Company does not and will not offer individualized advice attuned to any specific portfolio or to any client’s particular needs. The communications between the Company and its paying subscribers are and will remain entirely impersonal, and have not developed and will not develop into the kind of fiduciary, person-to-person relationships that are characteristic of relationships between investment advisers and their clients. The Company has not had and will not have authority over the funds of paying subscribers. The Company has not been and will not be delegated decision-making authority to handle paying subscribers’ portfolios or accounts. There are not and will not be individualized, investment-related interactions between the Company and its paying subscribers. The Company’s chat room, daily free call, and other non-premium content are and will continue to be published on a routine, ongoing basis and available to all members (including both paying subscribers and non-paying members). The educational videos, trading diaries, and premium chat room are and will continue to be published on a routine, ongoing basis and available to all paying subscribers.

It should also be noted that the vast majority of the Company’s Discord server content has been and will remain available to members who are not paying subscribers. As no compensation is received for this access, and compensation is one of the prongs of the definition of an “investment adviser” under Section 202(a)(11) of the Advisers Act, providing access to this content should not make the Company an “investment adviser” as defined under Section 202(a)(11) of the Advisers Act. Further, as the discussion above indicates, the Company’s publication of such content otherwise fits within the Publisher’s Exclusion.

With respect to paying subscribers, the following premium Discord content is accessible: (1) trading diaries, which the Company also calls diary “corners”; (2) prerecorded educational videos; and (3) the paying subscriber chat room. The diary “corners” are not interactive and paying subscribers can only view the diary owner’s running comments on what they are trading and market news. The educational videos are not interactive and do not offer individualized advice attuned to any specific portfolio or to any client’s particular needs. The paying subscriber chat room is provided and operated for the community of paying subscribers to interact, and posts by the Company are educational and are directed to all paying subscribers as a whole. These communications with paying subscribers remain entirely impersonal, are not individualized, and do not develop into the kind of fiduciary, person-to-person relationships characteristic of investment adviser-client relationships.

Therefore, the Company does not offer individualized advice tailored to any member’s particular investment objectives, and its substantive publications are all published in general and regular circulation and on a routine or periodic basis. As a result, the Company is entitled to rely on the Publisher’s Exclusion.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (860) 912-9966 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Asset Entities Inc.

By:	/s/ Arshia Sarkhani
Arshia Sarkhani
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

Exhibit A

Asset Entities Inc. Investment Advisers Act Policy

Independent contractors and other personnel of Asset Entities Inc. (“Asset Entities” or the “Company”) are prohibited from providing investment advice or commentary or engage in any other conduct that could cause them or the Company to be considered “investment advisers” under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), or otherwise cause them or the Company to violate, or require registration under, the Advisers Act or any parallel state laws. The Company requires that all interactions of its independent contractors and other personnel with the public, whether they take place on Discord, other social media platforms, or otherwise, comply with this policy. This Investment Advisers Act Policy therefore includes, but is not limited to, the following specific requirements and prohibitions on the conduct of Asset Entities’s independent contractors and other personnel:

●	The Company’s independent contractors and other personnel may not make any communications that are tailored, individualized, or otherwise attuned to any Asset Entities Discord subscriber, other Asset Entities Discord member, social media user, or other potential Asset Entities Discord subscriber’s particular needs or investment goals.

●	Responses to requests for illustrative examples of securities analysis by the Company’s Discord subscribers must contain the Company’s standard “Stock Server Disclaimer” and must state that they are “provided for educational purposes only.”

●	The Company’s independent contractors’ and other personnel’s services to business clients of the Company’s social media and marketing services or AE.360.DDM services may not be provided in a manner that could bring their activities or, by implication, the Company’s, within the definition of an “investment adviser” under the Advisers Act or parallel provisions of applicable state law.

●	Interactions between the Company’s independent contractors and other personnel with Asset Entities Discord members who are not subscribers must only consist of scheduled calls or tickets regarding inquiries or support regarding subscription upgrades. During a scheduled call or by reviewing support tickets, Company independent contractors and other personnel should seek to learn how the Company’s education and entertainment services can meet a member’s goals. However, the communications made by the Company’s staff in such calls or ticket responses must be limited to assistance with subscription upgrades and explanations of subscriber benefits.

The Company will strictly monitor interactions between its independent contractors and other personnel with Asset Entities Discord subscribers and other members to ensure compliance with this policy. The Company will also monitor the social media posts of its independent contractors and other personnel. The Company has the right to remove such posts; post clarifying disclaimers; or take any other appropriate steps with respect to such posts at the Company’s discretion.

The Company will discipline or terminate any independent contractor or other personnel whose conduct is found to be contrary to this policy.

Any questions regarding this policy must be directed to the Company’s General Counsel and Executive Chairman, Michael Gaubert, Esq., at (214) 459-3117 or mgaubert@assetentities.com.

As adopted by the Board of Directors of Asset Entities Inc. as of June 24, 2022.

9